April 24, 2012	Mark R. Busch D 704.331.7440 F 704.353.3140 mark.busch@klgates.com

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attention: Michael Rosenthall

Re:

SEC Comment Letters Dated April 2, 2012

DARA BioSciences, Inc. Post-Effective Amendment No. 1 to

Form S-1 Filed March 26, 2012 (the “Registration Statement”)

File No. 333-165884 and File No. 333-171449

Ladies and Gentlemen:

On behalf of DARA BioSciences, Inc. (the “Company”), this letter responds to the comments in the staff’s comment letters dated April 2, 2012.

In response to the staff’s comment that it would not be in a position to declare the Registration Statement effective until the staff completed its review of the related confidential treatment request, the Company previously withdrew the confidential treatment request pursuant to a letter addressed to the Commission dated April 4, 2012 that related to the filing of the Company’s Registration Statement (File No. 333-179637) on Form S-1 (the “Form S-1”) and filed an unredacted version of the subject contract with its Pre-Effective Amendment No. 4 to the Form S-1 on April 5, 2012.

The Company has today filed Post-Effective Amendment No. 2 to the Registration Statement (the “Amendment”), which updates Item 16 of its Registration Statement to incorporate by reference the unredacted version of the subject contract.

Should you have any questions with respect to this letter, please call the undersigned at (704) 331-7440.

Very truly yours,

/s/ Mark R. Busch

Mark R. Busch

cc: David J. Drutz